AMENDMENT NO. 1

                                       TO

                             UNDERWRITING AGREEMENT

            This Amendment No. 1 (the "Amendment") to the Underwriting Agreement (the "Agreement") dated July 28, 2005, is made as of March 20, 2006 by and between HEALTHCARE ACQUISITION CORP. (the "Corporation") and MAXIM GROUP LLC, as representative of the underwriters (the "Representative"). Any terms used herein but not defined shall have the meaning set forth in the Agreement.

            WHEREAS, the Corporation and the Representative desire to enter into
this  Amendment  to  clarify  the   enforceability  of  certain  provisions  the
Corporation's amended and restated charter (the "Charter");

            NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

            1. The following provisions (A) through (E) shall apply during the period commencing from the filing of Charter and terminating upon the consummation of any "Business Combination", and may not be amended prior to the consummation of any Business Combination. A "Business Combination" shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of assets or an operating business in the healthcare industry ("Target Business").

            A.  Prior  to the  consummation  of any  Business  Combination,  the
Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that a majority of the IPO Shares (defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares exercise their conversion rights described in paragraph B below.

            B. In the event that a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock ("IPO Shares") issued in the Corporation's initial public offering ("IPO") of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares. "Trust Fund" shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.

            C. In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO or
(ii) 24 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18 month period (such later date being referred to as the "Termination Date"), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares (at such time) shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.


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            D. A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event he demands conversion of his shares in accordance with paragraph B, above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

            E. The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Prior to the IPO, there shall be elected two Class A directors for a term expiring at the Corporation's first Annual Meeting of Stockholders and three Class B directors for a term expiring at the Corporation's second Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation's Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

            2. The Corporation acknowledges that the purchasers of the Firm Units and the Option Units in the Offering shall be deemed to be third party beneficiaries of this Amendment.

            3. The Representative and the Corporation specifically agree that, except pursuant to its own terms, this Amendment shall not be modified or amended in any way.

            4. Terms used herein but not defined herein shall have the definitions set forth in the Agreement or the Charter, as applicable.

            The Agreement shall otherwise remain in full force and effect.



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


            IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.


                                   HEALTHCARE ACQUISITION CORP.


                                   By:  /s/  Matthew P. Kinley
                                        -------------------------------------
                                        Name: Matthew P. Kinley
                                        Title:  President



                                   MAXIM GROUP, LLC, as Representative


                                   By:  /s/ Clifford Teller
                                        -------------------------------------
                                        Name: Clifford Teller
                                        Title: Director of Investment Banking